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SEC FILE NUMBER:

CUSIP NUMBER:
40051D105

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grupo TMM, S.A.B.

Full Name of Registrant

Grupo TMM, S.A.

Former Name if Applicable

Avenida de la Cúspide No. 4755

Address of Principal Executive Office (Street and Number)

Colonia Parques del Pedregal, 14010 México, D.F., México

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On February 26, 2013, Grupo TMM, S.A.B. (the “Company”) announced its decision to change its functional and reporting currency from the U.S. dollar to the Mexican peso effective January 1, 2012. Due to this change in the Company’s functional and reporting currency, the historical financial information to be presented in the Company’s Annual Report on Form 20-F for the fiscal years ended December 31, 2008 through December 31, 2012 must be translated to accurately report cumulative financial data. The Company is unable to complete the required changes within the prescribed time period for filing the Form 20-F without unreasonable effort or expense. The Company expects to file its Form 20-F within the time period prescribed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Carlos Pedro Aguilar Mendez	5255	5629 8866
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Grupo TMM, S.A.B.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 29, 2013	By:	/s/ Carlos Pedro Aguilar Méndez
		Name:	Carlos Pedro Aguilar Mendez
		Title:	Chief Financial Officer

Exhibit to Form 12b-25

On February 26, 2013, the Company announced its decision to change its functional and reporting currency from the U.S. dollar to the Mexican peso effective January 1, 2012. If the Company had remained with the U.S. dollar as its functional and reporting currency, it would have incurred a net loss for the fiscal year ended December 31, 2012 of approximately $113.5 million dollars compared to the net gain of $15.2 million dollars it incurred for the fiscal year ended December 31, 2011. As a result of the change in the Company’s functional and reporting currency to the Mexican peso, the Company incurred a net loss for the fiscal year ended December 31, 2012 of $ 786.4 million pesos compared to a net gain of $179.0 million pesos for the fiscal year ended December 31, 2011.

The change in functional and reporting currency is the key factor underlying the change in the Company’s results of operations from 2011 to 2012. Of Grupo TMM’s total debt, approximately 90% is 20-year peso denominated debt. By having the U.S. dollar as the Company’s functional and reporting currency, the volatility of the peso versus the dollar impacted the Company’s peso denominated debt, resulting in exchange gains or losses. If the Company had remained with the U.S. dollar as its functional and reporting currency, it would have incurred an exchange loss of $54.9 million dollars on its 20-year peso denominated debt for the fiscal year ended December 31, 2012. By changing to the Mexican peso as the Company’s functional and reporting currency, any exchange gain or loss related to the Company’s 20-year peso denominated debt is eliminated from Grupo TMM’s Income Statement.